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Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1997

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1997

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees

Date: June 30, 1998           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer
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                                North Bros., Inc.
                 401(k) Retirement Plan for Non-Field Employees

              Financial Statements as of December 31, 1997 and 1996
                                  Together With
                                Auditors' Report



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees:


We have audited the accompanying statements of net assets available for benefits of NORTH BROS., INC. 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As further discussed in Note 1 to the accompanying financial statements, on February 21, 1997, the Plan was terminated.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
May 15, 1998


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                                NORTH BROS., INC.


                 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996







                                                                 1997      1996

INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Balanced Fund ..........................................  $ 3,476 $  30,275
    Diversified Equity Fund ................................    4,711    78,662
    Stable Value Fund ......................................      776     6,403
    NSI Stock Fund .........................................    4,085    15,500
    Loan Fund ..............................................    9,410     9,671
    International Fund .....................................    2,458    17,907
              Total investment .............................   24,916   158,418

CONTRIBUTIONS RECEIVABLE--PARTICIPANT ......................        0     5,302

REFUNDS PAYABLE TO PARTICIPANTS ............................         0  (32,486)
NET ASSETS AVAILABLE FOR BENEFITS ..........................  $24,916 $ 131,234








     The accompanying notes are an integral part of these statements.


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                                NORTH BROS., INC.


                 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

             FOR THE YEAR ENDED DECEMBER 31, 1997



                                                               Diversified  Stable    NSI
                                                     Balanced    Equity     Value    Stock  International Loan
                                                        Fund      Fund      Fund     Fund       Fund      Fund   Other       Total
PARTICIPANT CONTRIBUTIONS .......................... $  6,102  $  11,395  $ 1,464  $  2,334  $  2,906  $     0  $ 27,184  $  51,385

NET GAIN (LOSS) FROM INVESTMENT IN NSI DC TRUST ....    6,621     15,290      411     4,125      (514)       0         0     25,933

BENEFITS PAID TO PARTICIPANTS ......................  (40,599)  (101,738)  (7,518)  (16,670)  (17,111)       0         0   (183,636)

INTRAPLAN TRANSFERS ................................    1,077      1,102       16    (1,204)     (730)    (261)        0          0

NET DECREASE .......................................  (26,799)   (73,951)  (5,627)  (11,415)  (15,449)    (261)   27,184   (106,318)

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1996   30,275     78,662    6,403    15,500    17,907    9,671   (27,184)   131,234

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997 $  3,476  $   4,711  $   776  $  4,085  $  2,458  $ 9,410  $      0  $  24,916





     The accompanying notes are an integral part of this statement.


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                                NORTH BROS., INC.

                 401(k) RETIREMENT PLAN FOR NON-FIELD EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



1.   PLAN DESCRIPTION

     The following brief description of the North Bros., Inc. 401(k) Retirement Plan for Non-Field Employees (the "Plan"), is provided for informational purposes only. Participants should refer to the plan agreement for more complete information. North Bros. Inc (the "Company") was a subsidary of National Service Industries, Inc ("NSI").

     General

     The Plan is a defined contribution plan established October 1, 1995 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covered all nonunion employees of the Company who were classified as "non-field employees," who had attained the age of 21, and who had completed 12 months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Plan Termination

     The Plan was amended, effective February 21, 1997, to suspend all contributions to the Plan and to terminate the Plan. All participants became fully vested. In addition, North Bros., Inc. was sold by NSI to Performance Contracting Group, Inc., and all employees of the Company became employees of Performance Contracting Group, Inc. The Plan is in the process of distributing assets to participants.

     Contributions

     Participants could elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Matching contributions were at the Company's discretion, but there were none for 1997. Additional discretionary profit-sharing amounts, as determined by the board of directors of NSI, could have been contributed by the Company, but none were made in 1997.
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     Vesting

     Participants were always fully vested in their individual contributions. Vesting of employer contributions occurred on an increasing scale, ranging from 20% vesting after one year of service, as defined, to 100% vesting after five years of service.

     Administration

     All administrative expenses of the Plan were paid by the Company during the year ended December 31, 1997.

     Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

     The Plan's investment fund balances are expressed in units. At December 31, 1997 and 1996, 10,635 and 16,550 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1997 and 1996:

                                                                1997        1996


                Balanced Fund...............................   $33.18     $26.40

                Diversified Equity Fund.....................    14.04      12.05

                Stable Value Fund...........................    12.07      11.31

                NSI Stock Fund..............................    19.61      14.52

                International Fund..........................     4.82       5.01


     Investment in Master Trust

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plan's Master Trust (the "NSI DC Trust"). Effective January 1, 1998, Invesco Trust Company has been appointed trustee of the NSI DC trust.

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

     Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants made their investment elections in 5% increments, with changes allowed on a daily basis.
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     The separate investment options offered by the Plan were as follows:

     o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

     o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

     o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

     Loans to Participants

     Prior to the termination of the Plan, the Plan permitted loans to participants up to the lesser of 50% of a participant's vested account balance or $50,000. A participant had up to five years to repay the principal and interest, unless the loan was for the purchase of a primary residence, in which case the repayment period was established at the time the loan was approved. Loan processing fees were charged directly to the participant's account. Interest rates on loans to participants were based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1997 was 9.5%.

     Loan issuances and repayments are included in intraplan transfers in the accompanying statement of changes in net assets available for benefits. Interest on loans is included in the net gain from investment in NSI DC trust and is allocated to each investment fund based on participants' investment elections.

     Benefits

     Prior to the termination of the Plan, a participant was entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65). These benefits were payable in a lump-sum amount or could be paid in installments at the participant's election if his/her vested balance was greater than $3,500 and he/she was age 55 or older. A participant who terminated employment with the Company for reasons other than these was entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

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2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1997 and 1996, contract value approximates fair value. At December 31, 1997, the weighted average crediting interest rate was 7%. For the year ended December 31, 1997, the annual yield on the GICs held by the NSI DC Trust was 6.9%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%. GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

     Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1997, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) and the value of the related wrapper contracts were $42,945,334 and $(825,875), respectively.
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3.   NSI DC TRUST

     Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1997 is summarized as follows:

                Dividends on common stock.......................  $     454,559
                Interest income.................................      4,303,571
                Net appreciation in fair value of common stock..      4,046,711
                Net income from common/collective trust.........     18,537,212
                Net income from mutual funds....................     14,708,000
                Net loss from pooled separate account...........       (104,200)
                              Total investment income...........    $41,945,853

     The investment income of the NSI DC Trust for the year ended December 31, 1997 is allocated among participating plans as follows:

                North Bros., Inc. 401(k)
                 Retirement Plan for Non-Field Employees.........   $    25,933
                All other NSI plans..............................    41,919,920
                              Total..............................   $41,945,853

     Net Assets

     The net assets of the NSI DC Trust are as follows at December 31, 1997 and 1996:

                                                        1997                1996

               Mutual funds ..................... $  79,312,170   $  63,411,122
               Common/collective trust ..........    79,112,333      57,558,795
               Guaranteed investment contracts ..    52,443,357      55,187,898
               NSI common stock .................    18,045,789      11,279,289
               Loans receivable from participants     7,564,684       6,828,607
               Money market fund ................     1,740,602       3,704,985
               Pooled separate account ..........     2,385,857       2,723,094
                                                    240,604,792     200,693,790
               Cash .............................         9,476          13,342
                                                    240,614,268     200,707,132
               Accrued investment income ........       112,870         100,534
               Adjustments for pending trades ...      (199,191)       (223,542)
               Other ............................       (47,759)        (54,239)
               Net assets ....................... $ 240,480,188   $ 200,529,885
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     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1997 and 1996:

                                             1997                    1996
                                        Amount   Percent       Amount    Percent
      North Bros., Inc. 401(k)
        Retirement Plan for
           Non-Field Employees.      $     24,916    .01%   $    158,418   0.08%
      All other plans                 240,455,272  99.99     200,371,467  99.92
                    Total            $240,480,188 100.00%   $200,529,885  100.0%


     Investment in NSI Common Stock

     As  of  December   31,  1997  and  1996,   approximately   7.5%  and  5.6%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


4.   TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated October 6, 1997 stating that the Plan was designed in accordance with plan design requirements as of that date. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1997 and 1996.

     The Plan has received a separate favorable determination letter from the IRS dated October 6, 1997 stating that the termination of the Plan (Note 1) does not adversely affect its qualification.